PRINCIPAL SHAREHOLDERS VOTING AGREEMENT

        MEMORANDUM OF AGREEMENT made as of the 16th day of August, 2004

BETWEEN:

LOJACK CORPORATION, a corporation existing under the laws of The Commonwealth of Massachusetts (hereinafter referred to as “LoJack”)

— and —

4254724 CANADA INC,[1] a company existing under the laws of Canada (hereinafter referred to as the “LoJack Exchangeco”)

— and —

AUTOMOBILITY INC., a corporation existing under the laws of Canada (hereinafter referred to as the “Automobility”)

— and —

ANDRÉ BOULAY, businessman residing and domiciled at 327 Laurier, Ile-Bizard, Québec, H9C 3A5 (hereinafter referred to as the “Boulay”)

— and —

PETER LASHCHUK, businessman residing and domiciled at 73 Cr. Fernlea, Mont-Royal, Québec, H3P 1T7 (hereinafter referred to as the “Lashchuk”)

— and —

ROBERT NELSON, businessman residing and domiciled at 207 Croissant Eton, Hamstead, Québec, H3X 3K4 (hereinafter referred to as the “Nelson”)

(Automobility, Boulay, Lashchuk and Nelson are hereinafter sometimes collectively referred to as the “Principal Vendors” and individually referred to as a “Principal Vendor”)

1 Due to a scrivener's error this Agreement purports to be in the name of 4254724 Canada Inc. The correct name of this party, however, is 4246624 Canada Inc. It is anticipated that this error will be corrected by a technical amendment.

        WHEREAS concurrently herewith, LoJack, Boomerang Tracking Inc. (“Boomerang”) and LoJack Exchangeco have entered into a combination agreement of even date herewith (as such agreement may hereafter be amended or modified from time to time, the “Combination Agreement”), pursuant to which LoJack, Boomerang and LoJack Exchangeco have agreed, subject to certain conditions, to enter into a plan of arrangement (as such plan may hereafter be amended or modified from time to time, the “Plan of Arrangement”), under which the Class A shares of Boomerang (the “Boomerang Common Shares”) will be exchanged, at the option of the holders of Boomerang Common Shares, for a cash consideration or a consideration comprised of cash and exchangeable shares of LoJack Exchangeco (the “Exchangeable Shares”) or shares of common stock of LoJack (the “LoJack Shares”);

        WHEREAS each Principal Vendor beneficially owns or holds the number of Boomerang Common Shares, and options to acquire such shares, if any, set forth on Schedule A of this Agreement;

        WHEREAS LoJack has required, as an inducement and a condition to entering into the Combination Agreement, that the Principal Vendors concurrently therewith enter into this Agreement with respect to (i) all shares of any class of Boomerang and all options to purchase shares of any class of Boomerang that are beneficially owned or held by the Principal Vendors, (ii) any and all other shares or securities of Boomerang issued or issuable to the Principal Vendors in respect thereof on or after the date hereof, and (iii) any or all other Boomerang Common Shares or options and rights to acquire Boomerang Common Shares otherwise acquired by the Principal Vendors on or after the date hereof (collectively, the “Subject Securities”); and

        WHEREAS this Agreement sets out the terms and conditions of the agreement of the Principal Vendors to support the Arrangement contemplated in the Combination Agreement and to vote the Subject Securities in favour of the Arrangement.

        WHEREAS capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Combination Agreement.

        THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties covenant and agree as follows:

ARTICLE 1
VOTING

1.1  Voting

        Each of the Principal Vendors hereby agrees that, during the period (the “Term”) from the date of this Agreement until the Expiration Date (as defined below), at any meeting of the shareholders or optionholders of Boomerang, or of any class of securityholders of Boomerang, however called, and in any action by written consent of the shareholders or optionholders of Boomerang or of any class of securityholders of Boomerang, the Principal Vendors shall (or shall cause the holder of record to, if a Principal Vendor is the beneficial owner but not the holder of record of the Subject Securities) (i) vote all of the Subject Securities in favor of the transactions contemplated by the Combination Agreement and the Plan of Arrangement and any actions required in furtherance of the transactions contemplated thereby, (ii) vote all of the Subject Securities to oppose any action or agreement that would result in a breach of any representation, warranty, agreement, covenant or other obligation of Boomerang under the Combination Agreement or the Plan of Arrangement, and (iii) vote all of the Subject Securities to oppose any proposed action by Boomerang or any other party the result of which could be reasonably inferred to impede, interfere with, prevent or delay LoJack from completing the transactions contemplated by the Combination Agreement or the Plan of Arrangement, or to materially change the business, operations, capital or affairs of Boomerang, including, but not limited to: (A) any Acquisition Proposal; (B) any change in the management or board of directors of Boomerang, except as otherwise agreed to in writing by LoJack; (C) a reorganization, recapitalization, dissolution or liquidation of Boomerang; or (D) any change in the authorized capital of Boomerang or any amendment of Boomerang’s articles, by-laws or other constating documents. Each of the Principal Vendors further agrees that, during the Term, it shall not enter into any agreement or understanding with any person the effect of which would be inconsistent or contrary to the provisions and agreements contained herein.

1.2  Third Party Proceedings

        Notwithstanding the provisions of Section 1.1, a Principal Vendor shall not be obliged to vote the Subject Securities it owns in the manner provided therein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining such Principal Vendor from voting such Subject Securities, provided that such order or decree is not the result of any breach of representation, warranty, covenant or agreement of such Principal Vendor in this Agreement, and provided further that such Principal Vendor has notified LoJack of such order or decree and has promptly taken, and continues to diligently take, all reasonable action to cause such order or decree to be revoked, vacated or removed.

1.3  Revocation of Proxies

        Each of the Principal Vendors hereby agrees to revoke any and all other authorities, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Principal Vendor at any time with respect to the Subject Securities held by such Principal Vendor and the matters contemplated above. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Subject Securities, in connection with the matters contemplated above, by or on behalf of each of the Principal Vendors during the Term.

ARTICLE 2
TERM

2.1  Term

        This Agreement shall become effective on the date hereof and, except for provisions of this Agreement that are stated to survive the termination of the Agreement or obligations that are stated to extend beyond the Expiration Date, shall terminate at such time (the “Expiration Date”) as is the earliest of: (i) the Effective Date; or (ii) the time at which the Combination Agreement is terminated in accordance with its terms, unless the Combination Agreement is terminated by

Boomerang pursuant to Section 6.3.3.4. thereof, in which case this Agreement shall remain in full force and effect unless the consideration to be received per Boomerang Common Share pursuant to the Superior Proposal is of at least $3.10 in value. The termination of this Agreement shall not prejudice the right of any party hereto in respect of any breach hereof by the other party or parties.

2.2  Non-cash Consideration

        For the purposes of this Section, the cash equivalent value of any non-cash consideration of a Superior Proposal (i) in the case of securities listed and posted for trading on one or more stock exchanges, shall be the weighted average trading price per security on the principal stock exchange on which such securities traded over the 20 consecutive trading days (on which at least a board lot traded) ending on the day next preceding the date on which the Superior Proposal was announced, and (ii) in any other case, shall be valued as of the close of business on the day on which the Superior Proposal is received by the Principal Vendors, and shall be the value determined by the Board of Directors of Boomerang, based on a written opinion of an independent nationally recognized financial advisor, and conveyed in writing to LoJack together with a reasonable summary of the basis for such determination and a copy of said advisor’s opinion. Any such determination made in accordance with the foregoing provisions shall be binding on the parties hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of the Principal Vendors

        Each of the Principal Vendors jointly (and not jointly and severally or solidarily) represents and warrants, except as otherwise disclosed in the Boomerang Documents (as defined below), to and in favour of the LoJack Parties as follows and acknowledges that the LoJack Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the Combination Agreement:

3.1.1	Ownership of Shares, Authority and Violation.

3.1.1.1	Such Principal Vendor is the sole legal and beneficial owner of the number of the Subject Securities set forth next to its name on Schedule A to this Agreement, free and clear of any encumbrance, pledge, hypothec, charge, lien or adverse claim and such Principal Vendor has good and marketable title to and exclusive right to vote the Boomerang Common Shares comprising such Subject Securities and, in the case of any options for Boomerang Common Shares which comprise a part of such Subject Securities, and such Principal Vendor has good title and the exclusive right to vote such options for Boomerang Common Shares to the extent that any voting rights are conferred on such Principal Vendor in respect of such options;

3.1.1.2	The only securities of Boomerang owned, directly or indirectly, by such Principal Vendor are the Subject Securities, as set forth next to its name on Schedule A to this Agreement;

3.1.1.3	If such Principal Vendor is a corporation or other body corporate, it has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted.

3.1.1.4	Such Principal Vendor has all necessary right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, if such Principal Vendor is a corporation or other body corporate, the execution and delivery of this Agreement and the performance and observance of all of its obligations contained herein have been duly authorized by all necessary corporate action on its part;

3.1.1.5	The execution, delivery and performance of this Agreement by such Principal Vendor will not require, on the part of such Principal Vendor, the consent of or any filing with any Government Entity and will not constitute a violation of, conflict with or result in a default under (i) if such Principal Vendor is a corporation or other body corporate, the articles and by-laws of such Principal Vendor, (ii) any contract, understanding or arrangement to which such Principal Vendor is a party or by which such Principal Vendor is bound, (iii) any judgment, decree or order applicable to such Principal Vendor, or (iv) any law, rule or regulation of any Governmental Entity applicable to such Principal Vendor;

3.1.1.6	There is no private or governmental action, suit proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of such Principal Vendor, threatened against such Principal Vendor or any of its properties or any of its officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, could impair such Principal Vendor’s ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against such Principal Vendor or, to the knowledge of such Principal Vendor, any of its directors or officers, in the case of a corporate entity (in their capacity as such) that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could impair such Principal Vendor’s ability to consummate the transactions contemplated by this Agreement.

3.1.1.7	This Agreement has been duly executed and delivered by such Principal Vendor and, assuming the due authorization, execution and delivery of this Agreement by the LoJack Parties, constitutes a legal, valid and binding obligation of such Principal Vendor, enforceable in accordance with its terms subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that the irrevocability of a proxy may not be enforceable; and

3.1.1.8	None of the Subject Securities held by such Principal Vendor are subject to any voting trust, proxy or other agreement or arrangement with respect to the voting or disposition of such Subject Securities with respect to the matters referred to herein, other than this Agreement and an agreement with another potential purchaser of Boomerang which can be terminated upon payment of a break fee and there are no outstanding options, warrants or rights to purchase, acquire or convert, or agreements relating to, such Subject Securities, other than rights and agreements contained in this Agreement, none of which will impair or interfere with such Principal Vendor’s ability to perform or comply with its obligations, or the LoJack Parties’ ability to enforce its rights, under this Agreement.

3.1.2	Public Filings.

To the best knowledge of the Principal Vendors, Boomerang has filed with the securities commissions or similar regulatory authorities in Ontario, Alberta and British Columbia true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since May 1, 2003 (such forms, reports and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Boomerang Documents”). The Boomerang Documents, at the time filed, (i) did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of applicable securities Laws. Boomerang has not filed any confidential material change report with the Autorité or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

3.1.3	Financial Statements.

The audited consolidated financial statements for Boomerang as at and for each of the 12-month periods ended April 30, 2004 and 2003 have been prepared, and the unaudited consolidated financial statements for any subsequent interim period will at the time of their filing have been prepared, in accordance with Canadian generally accepted accounting principles (subject, in the case of unaudited interim financial statements, to the absence of footnotes required by such principles and normal year-end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present fairly, in all material respects, the consolidated financial condition and results of operations of Boomerang and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

3.1.4	Litigation, Etc.

There is no material claim, action, proceeding or investigation pending or, to the knowledge of the Principal Vendors, threatened against Boomerang or any of its subsidiaries before any Governmental Entity that, if adversely determined, would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by the Combination Agreement or the Arrangement or have a Material Adverse Effect on Boomerang.

3.1.5	Tax Matters.

3.1.5.1	Boomerang and each of its subsidiaries have duly filed with the appropriate Governmental Entity, or caused to be filed, on a timely basis all Tax Returns required to be filed by them (all of which Tax Returns were and are complete in all material respects) and have duly paid or remitted, or caused to be paid or remitted, on a timely basis, all amounts of Taxes, including installments or prepayments of Taxes, which are required to have been paid to the appropriate Governmental Entity, and Boomerang’s most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Boomerang and each of its subsidiaries have made adequate provision in accordance with generally accepted accounting principles in its books and records for any material amounts of Taxes accruing in respect of any period subsequent to the period covered by such financial statements.

3.1.5.2	Neither Boomerang nor any of its subsidiaries has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by Revenue Canada, the United States Internal Revenue Service or any other taxing authority.

3.1.6	Pension and Employee Benefits.

Boomerang has made available to LoJack a list of all Boomerang Plans. Other than the Boomerang Plans set forth in Section 3.1.12 of the Boomerang Disclosure Letter, there exist no Boomerang Plans. To the best knowledge of the Principal Vendors, there is no material undisclosed claim or liability with respect to any Boomerang Plan.

3.1.7	Environment.

To the knowledge of the Principal Vendors and except for any matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Boomerang, (i) all operations of Boomerang and its subsidiaries have been conducted, and are now, in compliance with all applicable Environmental Laws and (ii) Boomerang and its subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under applicable environmental laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted.

3.1.8	Subscriber-Related Information.

Section 3.1.2.2 of the Boomerang Disclosure Letter sets forth as at April 30, 2004 and July 31, 2004 Boomerang’s (i) Net Unit Sales, (ii) Net Active Subscribers, (iii) active MINS billed by carrier, (iv) MINS parked and (v) MINS.

3.1.9	Break Fees.

The entering into of this Agreement, the Combination Agreement and the completion of the transaction will not result in Boomerang paying or becoming obligated to pay any amounts to third parties exceeding $700,000.

3.2  Representations and Warranties of LoJack Parties

        Each of the LoJack Parties represents and warrants, except as disclosed in the LoJack Documents (as defined below), to and in favour of the Principal Vendors as follows and acknowledge that the Principal Vendors are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

3.2.1	Authority and Non-Violation.

3.2.1.1	Each of the LoJack Parties and their subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted.

3.2.1.2	Each of the LoJack Parties has all necessary right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the execution and delivery of this Agreement and the performance and observance of all of its obligations contained herein have been duly authorized by all necessary corporate action on its part;

3.2.1.3	The execution, delivery and performance of this Agreement by each of the LoJack Parties will not require, on the part of any of the LoJack Parties, the consent of or any filing with any Government Entity except for such consents and fillings as are necessary in connection with the issuance of the LoJack and Exchangeable Shares and will not constitute a violation of, conflict with or result in a default under (i) the articles and by-laws of any of the LoJack Parties, (ii) any contract, understanding or arrangement to which any of the LoJack Parties is a party or by which any of the LoJack Parties is bound, (iii) any judgment, decree or order applicable to any of the LoJack Parties, or (iv) any law, rule or regulation of any Governmental Entity applicable to any of the LoJack Parties;

3.2.1.4	There is no private or governmental action, suit proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the LoJack Parties, threatened against any of the LoJack Parties or any of their properties or any of their officers or directors that, individually or in the aggregate, could impair any of the LoJack Parties’ ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against such party or, to the knowledge of the LoJack Parties, any of its directors or officers that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could impair any of the LoJack Parties’ ability to consummate the transactions contemplated by this Agreement; and

3.2.1.5	This Agreement has been duly executed and delivered by each of the LoJack Parties and, assuming the due authorization, execution and delivery of this Agreement by the Principal Vendors, constitutes a legal, valid and binding obligation of each of the LoJack Parties, enforceable in accordance with its terms subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that the irrevocability of a proxy may not be enforceable.

3.2.2	Public Filings.

LoJack has filed with the SEC true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2004 (such forms, reports and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “LoJack Documents”). The LoJack Documents, at the time filed, (i) did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of applicable securities Laws. LoJack has not filed any confidential material change report with the SEC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

3.2.3	Financial Statements.

The audited consolidated financial statements for LoJack as at and for each of the 12-month periods ended December 31, 2003 and 2002 and the unaudited consolidated financial statements for each of the three-month periods ended March 31, 2004 and June 30, 2004 have been prepared in accordance with United States generally accepted accounting principles (subject, in the case of unaudited interim financial statements, to the absence of footnotes required by such principles and normal year-end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of LoJack and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

3.2.4	Litigation, Etc.

There is no material claim, action, proceeding or investigation pending or, to the knowledge of the LoJack Parties, threatened against any of the LoJack Parties or any of their subsidiaries before any court or Governmental Entity that, if adversely determined, would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by the Combination Agreement or the Arrangement or that could be expected to have a Material Adverse Effect on the LoJack Parties as a whole.

3.2.5	Tax Matters.

3.2.5.1	LoJack and each of its subsidiaries have duly filed with the appropriate Governmental Entity, or caused to be filed on a timely basis, all material Tax Returns required to be filed by them (all of which Tax Returns were complete in all material respects) and have duly paid or remitted, or caused to be paid or remitted, on a timely basis, all amounts of Taxes, including installments or prepayments of Taxes, which are required to have been paid to the appropriate Governmental Entity and LoJack’s most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. LoJack and each of its subsidiaries have made adequate provision in accordance with generally accepted accounting principles in its books and records for any material amounts of accrued Taxes.

3.2.5.2	Neither LoJack nor any of its subsidiaries has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by Revenue Canada, the United States Internal Revenue Service or any other taxing authority.

3.2.6	Environment.

To the knowledge of LoJack and except for any matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LoJack, (i) all operations of LoJack and its subsidiaries have been conducted, and are now, in compliance with all applicable Environmental Laws and (ii) LoJack and its subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under applicable environmental laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted.

3.2.7	Sufficient Funds.

LoJack has, and LoJack Exchangeco will have, through existing funds, credit facilities and borrowing capacity, sufficient funds to pay the consideration to be received by Boomerang Securityholders pursuant to the Arrangement.

3.3  Survival of Representations and Warranties

        All representations and warranties of the Principal Vendors and of the LoJack Parties set forth in Article 3 shall survive for a period of fifteen months from the Effective Time, except that (i) representations and warranties contained in Sections 3.1.1 and 3.2.1 shall survive without limitation, (ii) representations and warranties fraudulently made shall survive without limitation, and (iii) representations and warranties contained in Sections 3.1.5 and 3.2.5 shall survive until 90 days after the expiration of any time period prescribed by any applicable statute of limitations (taking into account any extensions) , and no claim or recourse may be instituted after such date by any party hereto for breach of a representation or warranty made herein. LoJack shall have received a certificate of the Principal Vendors addressed to LoJack and dated as of the Effective Date confirming that the representations and warranties set forth in Section 3.1 are true and correct in all material respects or, where such representations and warranties are qualified by materiality, true and correct in all respects, on the Effective Date as if made on and as of such dates, such certificate shall update the information provided for in the representations and warranties including for greater certainty the information provided for under Sections 3.1.3 (which shall be updated to encompass any quarterly financial statements filed subsequently to the date hereof) and 3.1.8. The Principal Vendors shall have received a certificate of LoJack addressed to the Principal Vendors and dated as of the Effective Date confirming that the representations and warranties set forth in Section 3.2 are true and correct in all material respects or, where such representations and warranties are qualified by materiality, true and correct in all respects, on the Effective Date as if made on and as of such dates, such certificate shall update the information provided for in the representations and warranties including for greater certainty the information provided for under Sections 3.2.3 (which shall be updated to encompass any quarterly financial statements filed subsequently to the date hereof).

ARTICLE 4
COVENANTS

4.1  Covenants of the Principal Vendors

4.1.1	Each of the Principal Vendors hereby covenants and agrees to elect to receive in exchange for Boomerang Common Shares or Holdco Shares, as the case may be, owned by such Principal Vendor, LoJack Shares and/or Exchangeable Shares representing 30% of the total consideration received by such Principal Vendor pursuant to the Arrangement.

4.1.2	During the Term, except in accordance with the provisions of this Agreement, each of the Principal Vendors agrees that it will not, directly or indirectly:

4.1.2.1	sell, transfer, tender, deposit, pledge, encumber, hypothecate or assign, or otherwise dispose of, or enter into any contract, option, hedging arrangement or other arrangement or understanding with respect to the sale, transfer, pledge, hypothec or assignment, or other disposition (which, for greater certainty, shall exclude the act of the exercise of an option to purchase Boomerang Common Shares) of any Subject Securities, other than pursuant to this Agreement;

4.1.2.2	enter into any agreement or commitment providing for or contemplating any of the events listed in Subsection 4.1.2.1 or that would otherwise violate or be inconsistent with any provision of this Agreement;

4.1.2.3	deposit any Subject Securities into a voting trust or grant any proxies or enter into any voting agreement or arrangement with respect to any Subject Securities, other than pursuant to this Agreement;

4.1.2.4	exercise any statutory or other right of dissent or appraisal with respect to the Plan of Arrangement; or

4.1.2.5	take any action that would make any representation or warranty of each of the Principal Vendors contained herein untrue or incorrect or would result in a breach by each of the Principal Vendors of its obligations under this Agreement.

Notwithstanding the foregoing, each of the Principal Vendors may transfer the Subject Securities to a Holding Company controlled by him or it and the shares of such Holding Company may be transferred to another Holding Company controlled by him or it, provided that each Holding Company agrees in writing to be bound by all of the terms of this Agreement

4.1.3	During the Term, each of the Principal Vendors agrees to use all reasonable efforts without the expenditure of any monies or incurring any obligations, except where LoJack agrees to indemnify such Principal Vendor in a manner acceptable to such Principal Vendor, acting reasonably, to complete the transactions contemplated by the Combination Agreement in accordance with the terms and conditions of such agreement, and, without limiting the generality of the foregoing, agrees to assist LoJack to complete the transactions contemplated by the Combination Agreement, including, without limitation, by co-operating with LoJackin obtaining all governmental, regulatory and other approvals required to permit LoJack and Boomerang to complete the transactions provided for therein.

4.1.4	Each of the Principal Vendors hereby covenants and agrees to execute at the Effective Time a non-competition agreement in favor of the LoJack Parties substantially upon the terms and conditions described in the term sheet attached as Schedule B to this Agreement.

4.2  Covenants of the LoJack Parties

4.2.1	During the Term, each of the LoJack Parties agrees to use, and agrees to cause LoJack Exchangeco to use, commercially reasonable efforts to complete the transactions contemplated by the Combination Agreement in accordance with the terms and conditions of such agreement.

4.2.2	Each of the LoJack Parties agrees to comply with all of their covenants, agreements and obligations contained in the Combination Agreement.

4.3   Covenants Regarding Non-Solicitation

4.3.1	Each of the Principal Vendors shall not, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) influence the Board of Directors of Boomerang to withdraw or modify in a manner adverse to LoJack the approval of the Board of Directors of Boomerang of the transactions contemplated hereby, (iv) agree to approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal. Each of the Principal Vendors shall cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal.

4.3.2	Each of the Principal Vendors shall promptly notify LoJack, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Boomerang or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Boomerang or any of its subsidiaries by any Person that informs Boomerang or any of such subsidiaries that it is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as LoJack may reasonably request.

4.3.3	No provision of this Agreement shall require or be interpreted so as to require a Principal Vendor who is a director of Boomerang to take any action or refrain from taking any action that is incompatible with (in the opinion of a Principal Vendor’s counsel) such person’s fiduciary legal obligations as a director of Boomerang. Any negative covenant contained in this Agreement shall be subject to this Section.

4.3.4	The obligations of the Principal Vendors shall not in any circumstance require them to replace or threaten to replace any of the directors of Boomerang. LoJack acknowledges and understands that the fiduciary obligations of the directors of

Boomerang in their capacity as Board members shall supercede any provision of this Agreement not consistent with such fiduciary obligations.

ARTICLE 5
SELLING RESTRICTIONS

5.1  Selling Restrictions

        Each of the Principal Vendors agrees not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any LoJack Shares or Exchangeable Shares received pursuant to the Arrangement (collectively a “Disposition”) for a period of fifteen months from the Effective Time (the “Lock-Up Period”) without the prior written consent of LoJack. Furthermore, each of the Principal Vendors agrees not to engage in any hedging or other transaction which is designed to, or reasonably expected to, lead to or result in a Disposition of LoJack Shares or Exchangeable Shares during the Lock-Up Period, even if such LoJack Shares or Exchangeable Shares would be disposed of by someone other than such Principal Vendor. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not covered) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any LoJack Shares or Exchangeable Shares or with respect to any security that includes, relates to or derives any significant part of its value from, LoJack Shares or Exchangeable Shares. Upon the expiration of the abovementioned fifteen month period, each of the Principal Vendors agrees not to dispose of, during any three calendar month period, on an aggregate basis, a number of LoJack Shares and/or Exchangeable Shares superior to that number of LoJack Shares and Exchangeable Shares representing one percent (1%) of the sum of the issued and outstanding LoJack Shares and Exchangeable Shares on an aggregate basis. Each of the Principal Vendors consents to the entry of stop transfer instructions with the transfer agent and registrar of LoJack and LoJack Exchangeco against the transfer of LoJack Shares or Exchangeable Shares held by the Principal Vendors except in compliance with the foregoing restrictions. Notwithstanding this Section, the Principal Vendors shall have the right to dispose of at any time any LoJack Shares received upon (i) the redemption of Exchangeable Shares, (ii) the liquidation, dissolution or winding-up of LoJack Exchangeco, (iii) the exercise of the Exchange Right or the Automatic Exchange Right (as such terms are defined in the Voting and Exchange Trust Agreement to be entered into in connection with the Arrangement), or (iv) upon the exercise of the Liquidation Call Right, the Redemption Call Right or the LoJack Call Right (as such terms are defined in the Plan of Arrangement).

5.2  Permitted dispositions

        Notwithstanding Section 5.1, if there occurs a Change of Control (as defined hereinafter) or any offer to purchase more than 50% of the voting securities of LoJack is made (a “Take Over Bid”) at any time prior to each of the Principal Vendors having disposed of all of the LoJack Shares and Exchangeable Shares received by it pursuant to the Arrangement, such Principal Vendor may, following such Change of Control, sell all of its remaining LoJack Shares and Exchangeable Shares or deposit its remaining LoJack Shares and Exchangeable Shares in response to such Take Over Bid. “Change of Control” includes: (i) the acquisition by any persons acting jointly or in concert, whether directly or indirectly, of voting securities of LoJack, or a successor corporation, which, together with all other voting securities of LoJack, or the successor corporation, held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of LoJack, or a successor corporation; (ii) an amalgamation, arrangement or other form of business combination of LoJack, or a successor corporation, with another corporation which results in the holders of voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination; (iii) the sale, lease or exchange of all or substantially all of the property of LoJack, or a successor corporation, to another person or corporation, other than in the ordinary course of business of LoJack, or a successor corporation, and other than to a subsidiary; or (iv) the individuals who, as of the date hereof, constitute the board of directors of LoJack (the “Incumbent Board”) ceasing for any reason to constitute at least a majority of the board of directors; provided however, that any individual becoming a director (other than a director designated by a Person who has entered into an agreement with LoJack to effect a transaction described in (i) or (ii) above) subsequent to the date hereof whose election, or nomination for election by the LoJack’s shareholders, was approved by a vote or resolution of at least a majority of the directors then composing the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board.

ARTICLE 6
INDEMNIFICATION

6.1  Indemnification

6.1.1	Provided that LoJack provides the Principal Vendors with a written notice of its claim for indemnification (i) promptly after acquiring notice thereof and (ii) on or prior to the expiration of the applicable survival period set forth in Section 3.3, the Principal Vendors, severally (and not jointly and severally), shall indemnify, defend and hold harmless the LoJack Parties and each of their respective affiliates, directors, officers, employees, agents, accountants, consultants, attorneys and representatives (the “Personnel”) from and against any damages, losses, obligations, liabilities, claims, changes, cost and expenses (collectively the “Damages”) arising out of, resulting from, or relating to any of the following:

6.1.1.1	any violation, contravention or breach of any covenant, agreement or obligation of the Principal Vendors under or pursuant to this Agreement; or

6.1.1.2	any misrepresentation in, or breach of, any representation or warranty made by the Principal Vendors pursuant to Section 3.1.

Each Principal Vendor shall be liable for a portion of any Damages equal to a fraction, the numerator of which is the number of Boomerang Common Shares held by such Principal Vendor and the denominator of which is the total number of issued and outstanding Boomerang Common Shares, in each case immediately prior to the Effective Time. The foregoing obligation of indemnification shall be subject to the limitation that a Principal Vendor liability shall not exceed the consideration received by such Principal Vendor pursuant to the Arrangement.

6.1.2	Subject to Section 7.8 and provided that the Principal Vendors provide LoJack with a written notice of its claim for indemnification on or prior to the expiration of the applicable survival period set forth in Section 3.3 or at the latest within 20 Business Days after such expiration, the LoJack Parties shall indemnify, defend and hold harmless the Principal Vendors from and against any Damages arising out of, resulting from, or relating to any of the following:

6.1.2.1	any violation, contravention or breach of any covenant, agreement or obligation of the LoJack Parties under or pursuant to this Agreement; or

6.1.2.2	any misrepresentation in, or breach of, any representation or warranty made by the LoJack Parties pursuant to Section 3.2.

The foregoing obligation of indemnification shall be subject to the limitation that the LoJack Parties’ liability shall not exceed the consideration received by the Principal Vendors pursuant to the Arrangement.

6.2  Third Party Claims

6.2.1	In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party (the “Indemnifying Party”) has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting directly from the Indemnified Party’s failure to give such notice on a timely basis.

6.2.2	With respect to any Third Party Claim, the Indemnifying Party shall be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party, acting, reasonably, and no admission of liability shall be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld or delayed. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnifying Party within ten (10) business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Indemnifying Party and it has elected not to assume the defence of such suit: or (iii) the named parties to any such suit include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified party which are different from or in addition to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel (but only one counsel) for the Indemnified Party). If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person ( a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

6.3  Deductible

6.3.1	LoJack may bring a claim seeking indemnification under Section 6.1.1 only if such claim, either alone or when aggregated with all such claims for indemnification by LoJack exceeds $500,000 (the “Deductible Amount”). In the event that LoJack brings a claim or claims for an amount in excess of the Deductible Amount, LoJack shall be entitled to indemnification for the full amount of all such claims that exceeds the Deductible Amount.

6.3.2	The Principal Vendors may bring a claim seeking indemnification under Section 7.1.2. only if such claim, either alone or when aggregated with all such claims for indemnification by the Principal Vendors exceeds the Deductible Amount. In the event that the Principal Vendors brings a claim or claims for an amount in excess of the Deductible Amount, the Principal Vendors shall be entitled to indemnification for the full amount of all such claims that exceeds the Deductible Amount.

6.4  Bagchus Litigation

        Notwithstanding anything to the contrary contained in this Agreement (including, for greater certainty, the limitations on the Principal Vendors’ indemnification obligations provided under Sections 6.1.1 in fine, 6.3.1 and 6.6), the Principal Vendors, jointly (and not jointly and severally or solidarily), shall indemnify, defend and hold harmless the LoJack Parties and each of their respective Personnel from and against any Damages arising out of, resulting from, or relating to the litigation being the object of the Superior Court file no. 500-05-075563-021 provided that the first $25,000 of legal expenses incurred after the Effective Date shall be borne exclusively by Boomerang and that all legal expenses above $25,000 shall be split as to 50% by Boomerang and as to 50% by the Principal Vendors on a several basis, and it being further understood that the Principal Vendors shall have the right to conduct the defence of the suit.

6.5  Representations and Warranties Relating to the Principal Vendors

        Where any Damages are attributable to any breach or falsity of any representation or warranty set out in Section 3.1.1 or any violation, contravention or breach of any covenant, agreement or obligation of a Principal Vendor under this Agreement, then only the Principal Vendor making such representation or in violation, contravention or breach of such covenant, agreement or obligation shall have an obligation of indemnification in favour of the LoJack Parties pursuant hereto.

6.6  Insurance and Tax Matters

        For greater certainty, the amount of any payment required to be made by an Indemnifying Party to an Indemnified Party pursuant to this Article 6 shall be (i) reduced by the amount of any insurance proceeds actually received by the Indemnified Party in respect of the portion of the Damage or Damages for which the Indemnifying Party is responsible, (ii) increased to take into account any net Tax cost actually incurred by the Indemnified Party arising from the receipt of the payment and the incurrence or payment of the Damage or Damages (including any net Tax cost resulting from such increase), (iii) reduced to take into account any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of the portion of the Damage or Damages for which the Indemnifying Party is responsible, and (iv) deemed to constitute an adjustment to the consideration paid or received pursuant to the Arrangement.

        For greater certainty, the Indemnifying Party shall be obliged to pay the full amount of the Damages, without taking into account the adjustments made pursuant to this Section 6.6, until any net Tax refund is actually received or effective tax savings is assessed; thereafter, the Indemnified Party shall refund (or be entitled to obtain an additional amount from) the Indemnifying Party an amount equal to the amount by which the amount actually paid to the Indemnified Party exceeds (or is exceeded by) the amount that would have been payable taking into account the adjustments made pursuant to this Section 6.6.

        For greater certainty, the adjustments provided for in this Section 6.6 shall not be made to the extent they have been taken into account in calculating the amount of the relevant Damage. The Indemnifying Party shall not have any right to review or object to the content or filing of any Tax Return of the Indemnified Party.

6.7  Application of Rule 61-501

        Notwithstanding Section 6.1.2, the Principal Vendors are not entitled to indemnification unless they, or Boomerang, obtain confirmation from the Ontario Securities Commission (the “OSC”) that such indemnification does not result in the Arrangement being a Business Combination within the meaning of Rule 61-501 – Insider Bids, Issuer Bids, Business Combination and Related Party Transactions of the OSC (“Rule 61-501”) or obtain an exemption from the minority vote requirements of Rule 61-501.

ARTICLE 7
NOTICES

All notices or other communication required or permitted hereunder shall be in writing and shall be deemed duly given if delivered in person, by confirmed facsimile transmission or by overnight courier service, addressed as follows:

7.1	if to LoJack and/or LoJack Exchangeco, at:

LOJACK CORPORATION
200 Lowder Brook Drive
Suite 1000
Westwood, MA
02090

Attention:   Tom Wooters
Facsimile:   (781) 251-4655

with a copy to:

McCarthy Tetrault LLP
Le Windsor
1170 Peel Street
Montreal (Quebec)
H3B 4S8

Attention:   Ms. Lorna Telfer
Facsimile: (514) 875-6246
7.2
if to the Principal Vendors, at:

AUTOMOBILITY INC.
Centre CDP Capital Bloc E
8th floor, 1001 Square-Victoria
Montreal (Quebec)
H2Z 2B7

Attention:   Peter Lashchuk and Robert Nelson
Facsimile:   (514) 385-0946

Andre Boulay
327 Laurier
Ile-Bizard (Quebec)
H9C 3A5

Attention: Andre Boulay
Facsimile:    (514) 385-0946

Peter Lashchuk
73 Cr. Fernleq
Mont-Royal (Quebec)
H3P 1T7

Attention:    Peter Lashchuk
Facsimile:    (514) 385-0946

Robert Nelson
207 Croissant Eton
Hamstead (Quebec)
H3X 3K4

Attention:    Robert Nelson
Facsimile:    (514) 385-0946

with a copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montreal, QC H3A 3N9

Attention:    Robert S. Vineberg
Telecopier No.: (514) 841-6499

ARTICLE 8
GENERAL MATTERS

8.1  Adjustments

        In the event of any increase or decrease or other change in the Subject Securities by reason of stock dividend, stock split, recapitalization, combination, exchange of shares or the like, the number of Subject Securities subject to this Agreement shall be adjusted appropriately and equitably.

8.2  Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

8.3  Further Assurances

        Each party hereto will, at the request of the other party, promptly execute and deliver any and all such further documents and instruments and take or cause to be taken any and all such further actions as may reasonably be required in order to fully perform and carry out the terms and intent of this Agreement.

8.4  Assignment

        This Agreement may not be assigned by any party hereto, except that (i) LoJack may assign this Agreement to any direct or indirect subsidiary thereof, provided that no such transfer shall release LoJack from liability for its obligations under this Agreement, and (ii) that a Principal Vendor may transfer the Subject Securities as set forth in Section 4.1.2, provided that such transfer does not release such Principal Vendor from liability for its obligations under this Agreement.

8.5  Remedies

        Each Principal Vendor acknowledges that each of the covenants set out in Article 1, Article 4 and Article 5 of this Agreement is reasonable and valid and further acknowledges that damages for breach of any of the covenants set out in Article 1, Article 4 and Article 5 of this Agreement may be inadequate as such breach may cause the LoJack Parties irreparable harm. Each Principal Vendor further acknowledges and agrees that the balance of convenience is in favour of the LoJack Parties and that the LoJack Parties shall be entitled, in addition to any other remedies or damages that may be available at law or equity or in this Agreement, to the remedy of specific performance of such covenants or other commitments and preliminary and permanent injunctive relief to restrain any breach or threatened breach of those covenants or other commitments or to otherwise enforce the provisions of this Agreement. Each Principal Vendor agrees that the foregoing acknowledgements may be used by the LoJack Parties as evidence in any court application for enforcement of the covenants or other commitments referred to above by way of specific performance or injunction and hereby waives any requirement for the posting or securing of any bond or other security in connection with obtaining any such equitable remedies.

8.6  Severability

        If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall in such event negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

8.7  Counterparts

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement. A signed counterpart provided by way of facsimile shall be as binding upon the parties as an originally signed counterpart.

8.8  Binding Effect; Benefits

        This Agreement shall survive the death or incapacity of any Principal Vendor and shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.9  No Agency

        Nothing herein shall be deemed to create any agency or partnership relationship between the parties hereto.

8.10  Non-Residents

        If a Principal Vendor is not a resident of Canada for the purposes of the Income Tax Act (Canada), such Principal Vendor hereby confirms that it will not elect to receive LoJack Exchangeco exchangeable shares under the Plan of Arrangement.

8.11  Currency

        Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in the currency of Canada.

(signature on the next page)

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

LOJACK CORPORATION /s/ Ronald J. Rossi By: Ronald J. Rossi Chairman and Chief Executive Officer AUTOMOBILITY INC. /s/ Peter Lashchuk By: Peter Lashchuk /s/ Peter Lashchuk PETER LASHCHUK	4254724 CANADA INC. /s/ Ronald J. Rossi By: Ronald J. Rossi President /s/ ANDRE BOULAY ANDRE BOULAY /s/ ROBERT NELSON ROBERT NELSON

SCHEDULE A

SHAREHOLDINGS

Principal Vendors	Number of Class A Shares of Boomerang held	Number of Options to purchase Class A Shares of Boomerang held
Automobility Inc.	531,680	0
Andre Boulay	3,767,080	0
Peter Lashchuk	3,865,380	0
Robert Nelson	3,803,080	0

SCHEDULE B

SEE ATTACHED TERM SHEET

Non-Competition
Term Sheet

1.	Signatories:	Boomerang Tracking Inc. (“Boomerang”) and each of Peter Lashchuk, Robert Nelson and André Boulay (collectively, the “Founders”)

2.	Intervention:	4254724 Canada Inc. (“LoJack Exchangeco”) shall intervene in the non-competition agreement for the purposes of the matter set forth in item 7 hereof.

3.	Term:	The later of (i) five years from the Effective Date (as such term is defined in the combination agreement dated August 16, 2004 between LoJack Corporation, LoJack Exchangeco and Boomerang) or (ii) 12 months from the date of termination of the employment or consulting agreements entered into between Boomerang or LoJack or any of their affiliates and the Founders.

4.	Geographic Scope:	USA, Canada, and any other country in which LoJack, Boomerang, or any of their respective subsidiaries or licensees is engaged in business as of the Effective Date, or is actively preparing to engage in business as of the Effective Date.

5.	Prohibited Activities:	Manufacturing, distributing, marketing, selling, installing, promoting or in any other fashion participating in, consulting to, being in the employment of, investing in, or advising with respect to any of the following: vehicle tracking or recovery, asset (including cargo, commercial equipment, computers hand-held devices, and any other asset) tracking or recovery, people tracking or recovery, animal tracking or recovery, fleet management, commercial telematics, consumer telematics, location based services or products that offer or include any location based services (including, without limiting the generality of the foregoing, location on demand, geo-fencing, roadside assistance, excessive speed notification, concierge services and navigation, except as provided below).

With respect to Peter Lashchuk and Robert Nelson, all of the following. With respect to André Boulay, only items (B) and (C) of the following.

Notwithstanding the foregoing, the following shall be permitted: (A) distribution through Automobility Inc. to its dealers and through its retail facilities of the following devices: (a) in-vehicle and hand-held navigation devices that (i) do not have the ability to communicate with any person or device that is not in direct proximity to the device itself and (ii) are not functional if hidden from plain view; (b) devices that allow for the downloading of music and movies over a cellular network to a vehicle; and (c) devices that allow for remote door unlocking and remote car starting over a paging or wireless network; (B) the holding of LoJack Common Shares and Exchangeable Shares; and (C) the holding of 3% or less of the common stock of a public company listed for trading on a stock exchange.

6.	Prohibited Trade Names:	Prohibition against use of the names Boomerang, LoJack, Tracker, Car Search or any derivative or translation thereof in any line of business or for any other reason whatsoever.

7.	Election:	The following covenant will be included in the non-competition agreements:

“It is hereby confirmed that no consideration is payable to anyone for providing their undertaking not to compete and furthermore no part of the total consideration payable to any holder of Boomerang shares or Holdco shares is on account of any undertaking not to compete given or to be given by anyone. LoJack Exchangeco and LoJack hereby agree to elect with (i) any holder of shares of Boomerang, (ii) holder of shares of a Holdco; and (iii) any person who may provide an undertaking not to compete with Boomerang or LoJack, in prescribed form to apply paragraph 56.4(3)(c), a provision proposed in Clause 24.1(1) of the February 27, 2004 Draft Technical Amendments to the ITA (the “Draft Amendments”). To the extent that any portion of the consideration payable for the shares of Boomerang or shares of a Holdco is deemed to be in respect of a “restrictive covenant” as that term is defined in the Draft Amendments, then the parties agree that the full amount of such portion be subject to the paragraph 56.4(3)(c) election. Each of the parties shall include a copy of this prescribed form in their income tax return for their taxation year that includes the day on which any restrictive covenant is agreed to and the return is filed on or before the filing due date for that year. If a prescribed form is not available at that time, then the election shall be made in a manner acceptable to the Canada Customs and Revenue Agency. If any provincial taxing authority proposes a similar provision then the Parties agree to make a similar provincial election.”